Exhibit 99.1

Himax Technologies Inc.
Third Quarter 2008 Earnings
November 3, 2008

Operator: Greetings, and welcome to the Himax Technologies Incorporated Third Quarter Earnings 2008 Conference Call.  At this time, all participants are in a listen-only mode.  A brief question and answer session will follow the formal presentation.  If anyone should require Operator assistance during the conference, please press star zero on your telephone key pad.  As a reminder, this conference is being recorded.

It is now my pleasure to introduce your host, Mr. Joseph Villalta of the Ruth Group.  Thank you Mr. Villalta, you may begin.

Joseph Villalta: Thank you, Operator.  Welcome everyone to Himax’s Third Quarter 2008 Earnings Call.  Joining us from the company are Mr. Jordan Wu, President and Chief Executive Officer, and Mr. Max Chan, Chief Financial Officer.  After the company’s prepared comments we will then have time for any questions.

If you have not yet received a copy of today’s results release, please call The Ruth Group at 646-536-7026.  Or you can get a copy off of Himax’s website at www.himax.com.tw.

Before we begin the formal remarks, I’d like to remind everyone that some of the statements in this conference call, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this conference call.

Factors that could cause actual results to differ include, but not limited to, general business and economic conditions and the state of the semiconductor industry; the level of competition; demand for end-user application products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; and other risks described from time to time in the company’s SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2007 filed with SEC dated June 20, 2008, as amended.

The financial information included in this conference call is unaudited and consolidated, and prepared in accordance with the US GAAP. Such financial information is generated internally and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by independent auditors, to which we subject our auditedconsolidated financial statements, and may vary materially from the audited consolidated financial information for the same period.  Any evaluation of the financial information included in this conference call should also take into account our published audited consolidated financial statements and the notes to those statements.  In addition, the financial information included in this conference call is not necessarily indicative of our results for any future period.

The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

At this time, I would now like to turn the call over to Mr. Jordan Wu.  Please go ahead, sir.

Jordan Wu: Thank you Joseph and thank you everyone for joining us on today’s call.  Before we discuss our third quarter results in detail and provide fourth quarter guidance, I would like to briefly recap several statements we have made over the past couple of months regarding our third quarter guidance.    As you know, the  global financial  market  turmoil and the slowing of consumer spending have added a number of complexities and uncertainties to our business which has made it difficult to provide guidance.  We initially provided our third quarter guidance in early August; during a period when our customers were ratcheting down their third quarter forecasts.  Subsequently, in early September, we raised our third quarter guidance to reflect our more definitive near-term views.  On October 6, we pre-announced our third quarter revenues, which were in the mid range of our raised (sp?) guidance and re-affirmed our raised gross margin and EPS guidance.

While a quarter has past since our previous conference call, predicting our financial results with high accuracy remains tough, if not tougher, in today’s business environment.

Now, to our third quarter 2008 financial results.  I will start with brief highlights of Himax’s overall performance during the third quarter and discuss our outlook for the fourth quarter.  Max Chan, our CFO, will then provide further details on our financial performance.

Our third quarter revenues were $230.1 million, representing a 5.5% decline year-over-year and a 6.8% decline sequentially.

Revenues from large panel display drivers were down 17.4% from the same period last year and down 18.0% sequentially, accounting for 72.4% of our total revenues in the third quarter.  During the quarter, most of our large panel customers lowered their fab utilizations.  The resulting weaker  demand for driver ICs, coupled with declining ASP, negatively impacted our revenues.

Despite the downturn in our large panel display drivers, the third quarter of 2008 was a remarkable quarter for our small and medium-sized driver business. We recorded record revenues of $48.3 million, up 39.5% year-over-year and up 58.2% sequentially.  Percentage of total revenues also achieved a record high at 21%, compared to 12.4% last quarter.  Among various small-and-medium sized applications, demand for our handset display drivers was particularly strong in the third quarter, with revenue doubling sequentially. On top of that, during the third quarter we became Taiwan’s largest display driver vendor for small and medium-sized TFTLCD applications.

As with our small and medium-sized driver business, our non-driver business also achieved record highs in both revenues and percentage of total revenues in the third quarter of 2008.  Revenues from non-driver business were $15.1 million in the third quarter, up 114.4% year-over-year and up 14.4% sequentially, accounting for 6.6% of our total revenues.

Gross margin was 24.5% in the third quarter of 2008, up two percentage points year-over-year, but down one percentage point sequentially.  Gross margin came in at the high end of our guidance.  The sequential decline in gross margin was primarily due to the price pressure we faced from our customers, especially those in the large panel segments. Nevertheless, the pressure was partially offset by our cost reduction efforts we made such as improving designs and processes, diversifying product offerings, and leveraging our economies of scale.

Our third quarter GAAP EPS was $0.09, down from $0.11 the same period last year and down from $0.20 in the second quarter of 2008.  Similar to our gross margin, our GAAP EPS also came in at the high end of our guidance.  The sequential decline in our GAAP EPS was primarily due to the reduced revenues, and our annual restricted share units award granted to employees at the end of September.  Max will provide further details later.

In the third quarter, we saw a significant shift in our revenue mix.  Gross (sp?) revenues from large panel applications declined, due primarily to customers’ reducing fab utilization and lasting (sp?) price pressure, we achieved record revenues in our small and medium-sized applications and nondriver business.

During the third quarter there was strong demand for our handset display drivers from both the Chinese market and the worldwide brands.  We continue to make great progress penetrating the market of the world’s top tier cell phone developers.  Many of the recently launched, well known, high-end cell phones have Himax display drivers inside.

Over the past few months, over a dozen companies launched or showcased their pico-projector products in accessory, embedded, and standalone formats based on our LCOS solutions.  One of those products won the Gold Award in the Portable Electronics Category for Outstanding Innovation and Technology Products at the recent 2008 Hong Kong Electronics Fair.

Another notable example of our recent progress in LCOS product line is our recent alliance with Wingtech, one of China’s largest cell phone solution providers.  China is one of the fastest growing markets for consumer electronics and remains one of the few markets in the world where consumer spending remains relatively robust.  The China white brand handset segment is well-known for its aggressive pursuit of new features and fast time-to-market.  We expect the China white brand handset market to be one of the early adopters of our LCOS technology.

During the third quarter, we commenced volume shipment of our TV controller.  Commercial production of our monitor scaler is also taking place in the fourth quarter.  Since we formed the strategic partnership with TPV, the world’s largest TFT-LCD monitor manufacturer and one of the major TV ODMs, in the beginning of 2008, our TV controller and monitor scaler have rapidly gone through various qualification and testing procedures and entered into volume production.  The system know-how we accumulated from the unique working model with both TPV, the set manufacturer and CMO, the panel maker, have paved the way for broader adoption of our products in the quarters to come.  We expect to launch our next generation ICs in this segment in the first half of 2009.

Backed by our strong balance sheet, we remain fully committed to our long-term goal of being the world’s leading semiconductor solution provider in the flat panel display industry.  We have become a world leader in the display driver market which is a major step toward achieving our goal.  TV and monitor controller and LCOS pico projector product lines will continue to be essential areas for us to broaden our product portfolio.  Following years of R&D, we have not only commenced commercial production in both areas, we believe our product offerings are competitive and we are strongly positioned in those markets.  We anticipate that both product lines will bring increasingly positive contributions to our top and bottom lines for next year.

Looking ahead, we anticipate another challenging quarter resulting from the tightening credit and consumer spending weakness in the global economy.  Literally all of our customers have announced plans to further reduce capacity utilization in the fourth quarter.  This, naturally, has negatively impacted our near-term revenue and profit outlook.

Amid the unprecedented, sudden industry downturn, we are taking measures to further rationalize our operations and control our costs and expenses.  Concrete measures have been and will continue to be taken to control both non-headcount and headcount related expenses.

Moving to our fourth quarter guidance.  We expect fourth quarter revenues to decline by 23% to 28% sequentially, gross margin to decline by two to three percentage points, and GAAP EPS to be in the range of $0.06 to $0.08.  Given the limited visibility we are facing, our actual fourth quarter results could depart from what we state today, with both upside and downside risks.

Now let me turn over to Max Chan, our CFO, for further details on our quarterly financials.

Max Chan: Thank you Jordan.

As Jordan mentioned, we are encouraged to see our product diversification strategy bearing fruit.  Revenues from large panel application, small and medium-sized panel applications and non-driver business accounted for 72.4%, 21.0%, and 6.6% of our total revenues, respectively.  Small and medium-sized panel drivers and non-driver both achieved record revenues in the third quarter, partially mitigating the revenue decline in large panel applications.

At the end of September, we granted our annual restricted awards to employees, valued at $23.8 million, a decrease of 9.8% as compared to the $26.4 million granted in 2007.  The 2008 restricted awards consisted of Restricted Share Units, or RSUs, of $20.9 million and the restricted cash award of $2.9 million.  Of the $20.9 million RSUs, $12.7 million was vested and expensed immediately on the grant day and paid in cash. The remainder will be paid in three equal installments of stocks over the next three years.  The maximum share dilution resulting from the 2008 RSU award is around 1.5% of our total shares outstanding. The restricted cash award of $2.9 million will be paid in three equal installments of cash over the next three years.

In the third quarter, share-based compensation was $14.4 million and acquisition-related changes were $0.4 million.

Excluding share-based compensation and acquisition-related charges, our non-GAAP gross margin was 24.6%, up from 22.6% a year ago and down from 25.6% a quarter ago.  Non-GAAP operating income was $30.6 million, down from $36.2 million in the same period last year and down from $37.8 million in the previous quarter.  Non-GAAP net income was $32.5 million, down from $37.4 million in the same period last year, and down from $39.8 million in the previous quarter.  Non-GAAP EPS was $0.17, down from $0.19 in the same period last year and down from $0.21 in the previous quarter.

We recognized a net foreign currency exchange loss in earnings of about $1.1 million in the third quarter, primarily due to the recent NT dollar depreciation.  Virtually all of our sales and costs of goods sold are priced in US dollars and the majority of our cash is in US dollars as well. However, we do maintain a small portion of our net (sp?) in NT dollars for local working capital purposes.  In addition, there are tax-related assets and liabilities on our balance sheet which are naturally NT dollar denominated.  The net foreign currency exchange loss in the third quarter was primarily the result of the conversion of NT dollar denominated deferred income tax assets into US dollars, which is our functional and reporting currency; such gain or loss is not a cash item.   We continue to seek a neutral position on a US dollar basis, regardless of the NT dollar movement, to reduce the foreign currency exchange impacts.

As Jordan mentioned earlier, we are adopting measures to further improve our operational efficiency and control our costs and expenses to cope with the challenging environment.  Excluding share-based compensation and amortization-related charges, the growth rate of our Non-GAAP operating expenses has been declining quarter over quarter since the first quarter of 2008.

We generated a net operating cash flow of $34.2 million in the third quarter.  Capital expenditure for the third quarter was $2.8 million, as compared to $3.0 million in the second quarter.  This includes primarily expenditure relating to the purchase of R&D related equipments and the relocation of our Taipei office.

Upon reviewing our 2008 performance, a net tax benefit of $1.7 million was recognized in the third quarter to reflect a change in estimates of our taxable income and effective tax rate for the whole year of 2008.

With no debts, our balance sheet remains strong. Cash, cash equivalents, and marketable securities available for sale were $132.1 million at the end of September, an increase of $31.1 million from a quarter ago.

The fourth quarter 2008 guidance that Jordan provided earlier is based on 194 million diluted weighted average shares.

Operator, that concluded our prepared remarks.  We can now take any questions.

Operator: Thank you.  Ladies and gentlemen, we will now be conducting a question and answer session.  If you’d like to ask a question please press star one on your telephone key pad.  A confirmation tone will indicate that your line’s in the question queue.  You may press star two if you would like to remove your question from the queue.  For those of you using speaker equipment, it will be necessary to pick up your handset before pressing the star keys.

Our first question is from the line of Gary Mobley with Piper Jaffray.  Please go ahead.

Gary Mobley: Hi guys.  What was the personnel count at the end of the quarter and relating to op ex controls, could you talk about where the head count might go and what some of the other lever points might be in terms of reining in the operating expenses in light of where revenues are going.

Max Chan: At the end of September we have about slightly over 1,200 head counts on a consolidated basis, including head counts on the majority owned subsidiaries of Himax.  And we are conducting measures to review the head counts, as well as the IMB (sp?) project.  And we are about to adopt measures to control our head count expenses as well as head count-related expenses.

Jordan Wu: Most specifically, at this moment, I think in this current quarter we reduced our head count, net (sp?) head count by about a hundred.

Gary Mobley: Okay.  And would you expect seasonality to be normal in the first quarter?  I know it seems like ten years from now, but any color there would be helpful.

Jordan Wu: I think if you look at the previous two years, first quarter was always roughly 15% down sequentially from Q4 of last year.  But this year it’s slightly different and I’m sure you all I appreciate it’s much tougher to predict.  If we talk to customers, they will say, actually, throughout the whole supply chain, including our distribution channel, in the TV segment, in particular, the inventory level is actually extraordinarily low.  However, the problem now, as we all know, is the lack of demand.  So it’s a bit hard to say.  The inventory is indeed very, very, low, as low as you can get.  So some people are speculating that it may not be as bad as most people think.  But then it’s a matter of demand issue, which I think is probably everybody’s guess.  But I would say monitor (sp?) remains more sluggish compared to TV.

Gary Mobley: Okay.  And relating to the fourth quarter revenue guidance, could you share with us what percent of the revenue decline is a function of—unit (sp?) decline versus ASP declines.

Jordan Wu: The ASP declines, if you compare that with Q3, I think, it’s stabilized.  Meaning the pressure is not as high as we have gone through in the previous quarter.  I think that is primarily because the whole industry has gone through, I think, relatively severe present declines in the third quarter given the commencement of the downturn.  And now I think it’s getting to a point where both our sales – our suppliers and even our customers are seeing the pressure for further cost reduction is getting more and more limited.  Now again it’s a matter of demand issue, I think.

Gary Mobley: Okay.  One last question for me.  What is the days of inventory held by your largest customer Chi Mei?  In other words, what does Chi Mei carry in terms of LCD driver IC days of inventory?

Jordan Wu: As a policy, we don’t comment on our customers’ activities.  But I think as we have said over and over again if you’re only talking about driver ICs I think that’s easier to answer, it’s literally nothing.

Gary Mobley: Okay.  Thank you, guys.

Jordan Wu: It’s on just-in-time basis.

Gary Mobley: Thank you.

Jordan Wu: Thank you, Gary.

Operator: Thank you.  Our next question is from the line of Frank Wang with Morgan Stanley.  Please go ahead.

Frank Wang: Hi, good morning.  A couple of questions from me.  First, in 2009, do you have an expectation for the large sized driver shipment, in terms of the growth rate.

Jordan Wu: It’s too early to tell, Frank.

 I think people are fear – in general people are not really very upbeat about capacity utilization.  I think at least for the first quarter or two I would say, there are pretty mixed opinions if I talk to my customers, you know, for say, August industry situation.  But I would say nobody’s too upbeat about the first half.  That’s all I can say.  Again, it’s all a demand issue.

Frank Wang: Okay.  I guess the question basically center around it looks like in 2008 your shipment growth is actually lagging Chi Mei’s large sized shipments.  And then you also talk about you’ve been gaining market share.  You’re the largest driver IC maker and so in 2009, I think most projection, you’re expecting the large sized panel to grow.  So shall we still expecting growth for Himax in the driver IC for large size in 2009?

Jordan Wu: Again, I think the big wild card is customer’s capacity utilization.  But I think I would also like to comment that I believe our market share with the Chi Mei with our customers (inaudible), has not decreased.  It’s stayed about the same as the previous year.  And I think the unit growth has declined compared to Chi Mei’s volume growth.  I suspect it’s probably a matter of customers adopting higher channel ICs.

Frank Wang: Okay.  And then for the panel makers, it looks like they’ll be in losses.  And as you mentioned in the first half 2009, what shall we be expecting your margin to trough on this downturn?

Jordan Wu: If you look at it for shift three indeed, the customers are having a difficult time in their PNAO (sp?)  We tend to, our gross margins tend to decline.  Certainly not as dramatic – the trend is not as dramatic as our customers will experience.  And likewise, when they are doing well, we tend to do better as well, but again, not as dramatically.  So I don’t see any reason why we should expect anything different this time around.  However, what I also want to add is that driver IC accounts for less and less of their total bill (sp?) of material (sp?) of our customers.  Which is certainly good news and bad news.  The bad news is our market size, total size as a whole is perhaps not growing as fast as load (sp?) for the panel, however the pricing pressure on display driver vendors strictly speaking, is arguably less than before because customers are now focusing more on newer technology or innovation and your (unintelligible) when it comes to urgent delivery.  And I think we are very good at those.

Frank Wang: So the question I have is as you simply improve your margin in the up cycle.  So are you expecting that maybe the margin (inaudible) downturn and the magnitude of falling — maybe similar to the past cycle but on an absolute basis it would be better in the last half, last downturn

Jordan Wu: Sorry, I didn’t get your point.

Frank Wang: In layman’s terms, last time your margins fell in 17.4% but in this up cycle your margins also improved to about 75.5% which is higher than in the last up cycle.  So the question is that if your margin were to fall going into first half 2009, so are you expecting the absolute level should be higher than the level we saw before, maybe let’s say 20% of something?

Jordan Wu: Again, it’s hard to tell.  I think we are – as a general comment I think across the whole panel industry, I think, again, the big wild card is capacity utilization.  And even when we are sort of already towards the middle of the quarter, already in Q4, I would have to admit the visibility is still not very, very high, certainly much lower than usual.  Because our customers are, you know, they are – again it’s a demand issue and customers sometimes have to set very quick orders and they have to just check whether it’s a good deal from their P&L (sp?) perspective and to decide where they should take the deal.  (Unintelligible) they rush to dissect (sp?) us and demand a quick delivery of the IC.  So in this situation I think the visibility for everybody across the supply chain is relatively low.

And again, I mentioned earlier that, notwithstanding all this various situation, but the only good news is the channel, the in-channel inventory remains very low, much lower than usual.  And that also explains why people are giving (sp?) and receiving very short orders.

So again it’s a very, very, difficult question to make a prediction upon at the moment.

Frank Wang: Okay, thank you.  And then do you have a free cash flow some kind of expectation for 2009?

Jordan Wu: There is no reason to believe why we would not be able to generate free cash flow, positive free cash flow but then I think for the whole year it’s a bit too early to predict.  But I don’t see any reason why it should be substantially different from our bottom line.  Given the fact that, you know, our customers’ payment terms has been stabilized for quite a while.  And I would then say it’s a very sort of short payment terms.  So the potential for it to become much longer I think the possibility’s quite small.  And there will be limited cap ex, so again, I don’t see any reason why it should be substantially different from the bottom line.

Frank Wang: And then, in terms of cash dividend payout ratio, in 2009, would you expect that to be any different compared to 2008?

Jordan Wu: It really depends on other P&L (sp?).  We are a young company, we are an excited company, so we don’t really want to commit to a fixed sort of payout ratio or a fixed level of dividends.  Having said that, our balance sheet remains quite healthy as it is.  So if everything goes well, I don’t think why people should expect a very different dividend policy from the past.  But then, next year is, I think, given the economic situation, I think it’s a bit hard to predict.  So again, I emphasize there’s a great deal of (inaudible) on the upside and on the downside.

Frank Wang: Okay, thank you.

Jordan Wu: Thank you, Frank.

Operator: Once again, ladies and gentlemen, if you’d like to ask a question please press star one on your telephone key pad.

Our next question is a follow-up from Gary Mobley with Piper Jaffray.  Please go ahead.

Gary Mobley:  Hi guys.  I had more of a strategic question.  It seems as though given the current state of the industry, the glass panel market participants might be in a position to consolidate or might even need to consolidate.  So I’m wondering if you agree with that assessment and two, how are you trying to manage your business to defend against that or position yourself if, in fact, it does happen.

Jordan Wu: I think – I believe you are referring to large panel primarily, Gary.  And I think we know we have remained the world number one in terms of market share, for quite a number of quarters already.  And our customer penetration is I think as good as one can get – more or less as good as one can get.  And will there be industry customization or customer size given the low capacity utilization at the moment and given the difficult capital markets at the moment, I think certainly that’s a possibility.  But we just have to wait and see how it goes.  In fact, I think there’s a good chance when that does happen – if that should happen, both sides of the consolidation may be our customers, end up to be our customers.  Certainly if it is our strong customers taking over our weaker customers, it’s beneficial to us.  But certainly at this stage it’s all way too early to speculate.

Gary Mobley: Okay.  And last question for me.  Are there situations where you’ve been supplying a vertically integrated glass panel manufacturer that may have been buying drivers from you guys to supplement internal capacity.  And with the downturn are they trying to bump up their IC driver utilization rates and decreasing their demand with you?

Jordan Wu: In theory, certainly that’s possible.  However if you look at – now one of our major customers in Korea, which has a very big in-house supplier, but during this current downturn our – well let me put it this way, our supply to them, compared to our overall shipment is relatively strong, in fact I would say much stronger than the average.  Certainly that is partially because I think the customer remains relatively robust in terms of their shipment.

So I think, again, I think, again, I’m referring primarily to large channel, we are seeing Japanese vendors getting less and less shares in this current Yen appreciation, you know, it doesn’t happen very much in terms of their competitiveness either.  So I think there’s a good chance guys like us can continue to grow our market share and secondly, I think when the industry is suffering from a severe downturn people are after the winners because, as I say, we have the most comprehensive product road map and portfolio and we have the scale.  That means, we tend to be able to get the best out of our suppliers and in terms of support (sp?), in terms of commercial terms, in terms of our flexibility for delivery.

So I think for this reason and one other thing I would also add is our financial strength.  Very interestingly, recently there was some small panel end customers coming to this part of the world and talking to various vendors and one of their key questions in their questionnaire being your financial strength.  It’s the kind of question which I would never ask before.  But I think the more customers are inquiring about such questions, I think the better off we are.

Gary Mobley: Thanks guys.

Jordan Wu: Thank you, Gary.

Operator: We have no further questions in the queue at this time.  I’d like to turn the floor back over to Management for any closing comments.

Jordan Wu: Thank you everyone for taking time to join this call and we look forward to talking to you again at our next Earnings’ Call in February next year.  Thank you, good-bye.

Operator: Ladies and gentlemen, this concludes today’s teleconference.  You may disconnect your lines at this time.  Thank you for your participation.